1919 North Lynn Street, Arlington, VA 22209, United States Tel: +1-571-303-3000 Fax: +1-571-303-3100

June 27, 2016

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee

Senior Staff Accountant

Office of Real Estate and Commodities

Re:	CEB Inc.

Form 10-K for the year ended December 31, 2015

Filed on February 29, 2016

File No. 001-34849

Dear Mr. McPhee:

This letter responds to the Staff’s comment letter dated June 15, 2016 (the “Comment Letter”) with respect to the filing of CEB Inc. (“CEB” or the “Company”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.

SEC Comment

Provision for Income Taxes, page 28

1. We note you attribute the fluctuations in your provision for income taxes to various factors disclosed. For each factor, please revise future filings to quantify the impact of each factor. In addition, you indicate that you have implemented a revised corporate structure to geographically align your intellectual property with your US and global commercial operations and such realignment will yield lower effective tax rates and other operational efficiencies. Please tell us and revise future periodic filings to discuss in greater detail the revisions made to your corporate structure and how such changes will result in lower effective tax rates and operational efficiencies.

Response

Beginning with the June 30, 2016 Form 10-Q, we will revise future filings to quantify the impact of each factor driving fluctuations in our provision for income taxes.

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United States Securities and Exchange Commission

June 27, 2016

In October 2015, we aligned our contracting and intellectual property arrangements to correspond to changes in our managerial structure for our US and global commercial operations (“OneCEB”). The commercial operations were changed to support the integration of SHL Group Holdings I (“SHL”), which we acquired in August 2012 and which is headquartered in the UK, resulting in the need for two separate and distinct commercial structures to better serve our members: one located in the US, marketing and selling our products and services to US customers; and another managed in the UK, marketing and selling our products and services to all of our international customers. Because our products and services are sold in more than 110 countries, OneCEB simplifies how we interact with members and clients, improves our sales teams’ understanding of member and client needs, enhances our sales roles, and facilitates focus on our members and clients across different geographical markets.

As part of this, we entered into intercompany cross-license agreements between the US and the UK operations granting the respective entities the rights to use each other’s intellectual property. Our UK subsidiaries sell products and services to the international (non-US) market. These subsidiaries contract with non-US customers and therefore earn the associated revenue. The resulting mix of income in the US and UK jurisdictions with their differing tax rates is expected to lower our overall effective tax rate.

We will revise future filings to provide greater detail regarding the revisions made to our structure and how such changes will result in a lower effective tax rate and operational efficiencies.

SEC Comment

Note 16 – Income Taxes, pages 68 – 70

2. We note that your effective tax rate in 2015 was lower than the federal statutory rate and you have outlined the primary causes. For each factor that you have disclosed, please tell us and expand future filings to discuss each factor in greater detail to discuss the nature of each item and its effect on your income tax provision and disclosures presented. Reference is made to paragraph 740-10-50-14 of the Financial Accounting Standards Codification (ASC).

Response

Our effective tax rate in 2015 was lower than the federal statutory rate primarily due to the following factors discussed in greater detail:

•	Change in the Company’s election to claim foreign tax credits that were previously taken as deductions:

In 2015, we determined there was sufficient foreign source income in the prior years to claim a credit for foreign taxes paid. Previously, we deducted foreign taxes paid against income. As a result, we amended our prior-year tax returns (2012-2013) to substitute claims for a foreign tax credit in place of prior-year deductions. We recognized a $4.3 million tax benefit, or 3.7% of pretax income, in 2015, of which $2.0 million related to the prior years and $2.3 million related to 2015 activity. This tax benefit was included in the “foreign tax and other credits” item within the income tax statutory rate reconciliation. The other tax credits relate to certain government provided tax incentives described below.

United States Securities and Exchange Commission

June 27, 2016

•	Government provided tax incentives:

In 2015, we analyzed our operations and determined that we qualified for the domestic manufacturing deduction and research tax credits. Congress provides US companies with a deduction against income generated by manufacturing activities, which we determined was applicable to certain of our software creation activities. We amended prior year tax returns (2011-2014) to claim the domestic manufacturing deduction previously not taken on the original income tax returns and recognized an income tax benefit of $5.7 million, or 4.9% of pretax income, of which $4.6 million related to the prior years and $1.2 million related to 2015 activity.

Moreover, US Federal and certain state tax laws permit taxpayers a research tax credit for the development of new products, product enhancements, and new or improved processes. In 2015, we determined that we qualified to claim this benefit in 2015 and in prior years. We amended prior year tax returns (2011-2014) and recognized an income tax benefit of $2.1 million, or 1.8% of pretax income, of which $1.7 million related to the prior years and $0.4 million related to 2015 activity. This tax benefit was included in the “foreign tax and other credits” item within the income tax statutory rate reconciliation.

•	Benefit derived from financing transactions in the UK:

We deduct interest expense on intercompany financing transactions in the UK. The interest deductions are determined by periodic rulings from HM Revenue & Customs.  In 2015, we recognized a tax benefit of $7.2 million, or 6.1% of pretax income.

•	Legislative change in the UK tax rate:

The UK enacted legislation and received royal assent in November 2015 reducing the UK tax rate to 19% in 2017 and further decreasing to 18% in 2020. This resulted in a $2.1 million benefit, or 1.8% of pretax income, due to the revaluation of the UK deferred tax balances.

•	Other:

Other differences between the statutory tax rate and effective tax rate related to certain benefits from tax planning strategies and reductions in valuation allowances, partially offset by increases in the effective tax rate related to state income tax expense and a portion of foreign earnings that were not subject to the Subpart F income deferral.

We will revise future filings to provide greater detail discussing the nature of each item and its effect on our income tax provision and disclosures presented.

United States Securities and Exchange Commission

June 27, 2016

SEC Comment

Note 16 – Income Taxes, pages 68 – 70

3. Further to our previous comment, please clarify if any of these factors represent a significant component of provision for income taxes. To the extent it does, please identify the factor as a separate component when summarizing the provision for income taxes. Reference is made to paragraph 740-10-50-9 of the ASC.

Response

As disclosed in Note 16, we provided disclosure of benefits recognized in 2015 but which related to the prior years ($3.9 million for foreign tax and other credits, including research and development credits, and $4.6 million for domestic manufacturing deductions) as these were significant tax benefits included in 2015 current tax expense which related to prior year activity and affected the comparability of information for the periods presented.

We have considered whether any of the factors described above represent a significant component of the provision for income taxes and we believe that we have properly disclosed the significant components in accordance with ASC 740-10-50-9.

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Acknowledgements

In response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (571) 303-4014 or via email at rlindahl@cebglobal.com.

Very truly yours,

/s/ Richard S. Lindahl

Chief Financial Officer

cc:	Thomas Monahan III, Chairman and Chief Executive Officer

Gregor Bailar, Chairman of the Audit Committee